Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #01446U103

Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP #01446U103

1.	Name of reporting person
	S.S. or I.R.S. Identification No. of above person

   	Alerus Financial Corporation
	Taxpayer Identification No. 45-0375407

2.	Check the appropriate box if a member of a group*
  	(A)  [   ]	(B)  [ x ]

3.	Sec. use only

4.	Citizenship or place of organization
   	North Dakota

                	5.	Sole voting power
Number of			167,448
shares
Beneficially		6.	Shared voting power
owned by			797,736
each reporting
person with		7.	Sole dispositive power
                		167,448

			8.	Shared dispositive power
				797,736

9.	Aggregate amount beneficially owned by each reporting person
	965,184

10.	Check box if the aggregate amount in row (9) excludes certain shares*[ ]

11.	Percent of class represented by amount in row 9
   	20.0808%

12.	Type of reporting person*
    	HC





Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #01446U103

Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP #01446U103

1.	Name of reporting person
  	S.S. or I.R.S. Identification No. of above person

   	Alerus Financial,N.A.
	Taxpayer Identification No. 45-0140105

2. Check the appropriate box if a member of a group*
	  (A)  [   ]		(B)  [ x ]

3.	Sec. use only

4.	Citizenship or place of organization
  	United States (National Bank)


			5.	Sole voting power
Number of			167,448
shares
Beneficially		6.	Shared voting power
owned by			797,736
each reporting
person with		7.	Sole dispositive power
				167,448

			8.	Shared dispositive power
				797,736

9.	Aggregate amount beneficially owned by each reporting person
  	965,184

10.	Check box if the aggregate amount in row (9) excludes certain shares*[ ]

11.	Percent of class represented by amount in row 9
   	20.0808%

12.	Type of reporting person*
   	BK


STATEMENT OF SCHEDULE 13G


Item 1(a)		Name of Issuer:
			Alerus Financial Corporation

Item 1(b)		Address of Issuer's Principal Executive Offices:
			401 Demers Ave.
			Grand Forks, ND 58201

Item 2(a)		Name of Person Filing:
			1.	Alerus Financial Corporation
			2.	Alerus Financial, N.A.

         		This Statement is filed by Alerus Financial Corporation on behalf
			of each of the above-named persons, pursuant to Rule 13d-1(f).
         		Attached is an agreement in writing between the above-named
         		persons that this Statement be so filed on behalf of each of
			them.

         		Alerus Financial,N.A. is a bank as defined in Section 3(a)(6) of the
			Act and is a wholly-owned subsidiary of	Alerus Financial
           		Corporation.

Item 2(b)	 Address of Principal Business Office:
     			1.	Alerus Financial Corporation
				401 Demers Ave.
				Grand Forks, ND 58201

         		2.	Alerus Financial, N.A.
				401 Demers Ave.
				Grand Forks, ND 58201

Item 2(c)	Citizenship:
			1.	Alerus Financial Corporation is a Delaware corporation.

			2.	Alerus Financial,N.A. is a national banking association
				 organized under the laws of the United States.

Item 2(d)	Title of Class of Securities
		Common Stock, $1 par value

Item 2(e)	CUSIP Number:
		01446U103


Item 3		If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
		1.	Alerus Financial Corporation is a parent holding company - Item 3
			classification: (g).


		2.	Alerus Financial,N.A. is a bank defined in Section 3(a)(6) of the
			Act - Item 3 classification: (b).

Item 4		Ownership
		(a)	Amount Beneficially Owner:  Alerus Financial,N.A. may be deemed
               		the beneficial owner of 965,184 shares of Alerus Financial
               		Corporation Common Stock held by it in a fiduciary capacity for
               		various trusts, agency accounts, and other fiduciary accounts.
               		Alerus Financial Corporation, as the sole shareholder of Alerus
               		Financial,N.A., may be deemed to beneficially own such shares
               		indirectly.  Neither Alerus Financial Corporation nor Alerus
               		Financial,N.A. has any rights to acquire additional shares
               		through the exercise of options or otherwise.

		(b)	Percent of Class:	20.0808%

		(c)	Number of above shares as to which Alerus Financial,N.A. and,
               		indirectly, Alerus Financial Corporation, have:

			(i)	Sole power to vote or direct the vote:
				167,448 shares.

			(ii)	Shared power to vote or direct the vote:
				797,736 shares.

			(iii)	Sole power to dispose or to direct the disposition of:
				167,448 shares.

            		(iv)	Shared power to dispose or direct the disposition of:
				797,736 shares.

			The persons filing disclaim beneficial ownership of, and the
			filing of this Statement shall not be construed as an admission
			that the persons filing are beneficial owners of, the shares
			covered by this Statement for	purposes of Sections 13, 14, or
			16 of the Act.

Item 5		Ownership of Five Percent or Less of a Class:
		Not applicable.


Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		All of the shares covered by this Statement are held in a fiduciary
		capacity.  Accordingly, persons other than Alerus Financial
		Corporation and Alerus Financial,N.A. have the right to receive or the
		power to direct the receipt of dividends from, or the proceeds from
		the sale of, such shares.  No person individually has such an interest
		that relates to more than five percent of the class.


Item 7		Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company:

		This schedule is filed by a parent holding company on its own behalf and
		on behalf of its wholly-owned subsidiary bank (Item 3 classification: [b]).
		Attached is an Exhibit identifying such subsidiary.

Item 8		Identification and Classification of Members of the Group:
		Not applicable.

Item 9		Notice of Dissolution of Group:
		Not applicable.

Item 10		Certification:

       		By signing below I certify that, to the best of my knowledge and
		belief, the securities referred to above were acquired in the
		ordinary course of business and were not acquired for the purpose
		of and do not have the effect of changing or influencing the control
		of the issuer of such securities an were not acquired in connection
		with or as a participant in any transaction having such purposes or
		effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:	February 16, 2005

								ALERUS FINANCIAL CORPORATION

								By: Bonnie Upham
								Its: Secretary




EXHIBIT TO SCHEDULE 13G


Item 7		Alerus Financial,N.A.

		Item 3 classification: (b).


AGREEMENT

The undersigned hereby agree that the Statement of Schedule 13G, to which this Agreement is attached shall be filed on behalf of Alerus Financial Corporation, a Delaware corporation, and Alerus Financial,N.A., a national banking association, by Alerus Financial Corporation, which owns all of the outstanding capital stock of Alerus Financial,N.A.

DATED:   February 16, 2005


								ALERUS FINANCIAL CORPORATION

								By:  Bonnie Upham
								Its:  Secretary



								ALERUS FINANCIAL,N.A.
								By:  Bonnie Upham
								Its:  Secretary